NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 9, 2013, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 27, 2013 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The mandatory exchange of Whiting Petroleum Corporation became automatically effective after the close on June 27, 2013. Each 6.25% Convertible Perpetual Preferred Stock has a liquidation preference of $100.00 per share and converts into shares of common stock based on the current conversion price of $21.70815, which equates to approximately 4.6066 shares of common stock (Symbol ‘WLL’) for each share of preferred stock held. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 28, 2013.